SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                                 (Rule 13d-102)

                    Information to be included in statements filed pursuant to rule 13d-1(b)(c), and (d) and amendments thereto filed pursuant to rule 13d-2(b).

                             STOCKER & YALE, INC.
                             -------------------
                              (Name of issuer)

                      Common Stock, $0.001 par value
                      ------------------------------
                      (Title of class of securities)

                               86126 T 104
                               -----------
                              (Cusip number)



                             February 18, 1998
         (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                ( )    Rule 13d-1(b)
                (X)    Rule 13d-1(c)
                ( )    Rule 13d-1(d)


                   (Continued on the following pages)
                            (Page 1 of 5 Pages)

CUSIP NO. 86126 T 104                                   PAGE 2 OF 5 PAGES

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Daniel L. Mosley

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (A)  (   )
      (B)  ( X )

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER
      0

6     SHARED VOTING POWER
      174,766.5

7     SOLE DISPOSITIVE POWER
      0

8     SHARED DISPOSITIVE POWER
      174,766.5

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (X)

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0%

12    TYPE OF REPORTING PERSON
      IN

CUSIP 86126 T 104                               PAGE 3 OF 5

Item 1(a). Name of Issuer:
           Stocker & Yale, Inc
           -------------------
Item 1(b). Address of Issuer's Principal Executive Offices:
           32 Hampshire Road   Salem, NH 03079
           -----------------------------------
Item 2(a). Name of Person Filing:
           Daniel L. Mosley
           ---------------------
Item 2(b). Address of Principal Busines Office or, if None, Residence:
           c/o Cravath, Swain & Moore
           825 8th Avenue
           New York, NY 10019
           ---
Item 2(c). Citizenship:
           United States of America
           ------------------------
Item 2(d). Title of Class of Securities:
           Common Stock,  $0.001 par value
           -------------------------------
Item 2(e). CUSIP Number:
           86126 T 104
           -----------
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the person filing is a:

     (a)( )Broker or dealer registered under Section 15 of the Exchange Act.
     (b)( )Bank as defined in Section 3(a)(6) of the Exchange Act.
     (c)( )Insurance company as defined in Section 3(a)(19) of the Exchange
           Act.
     (d)( )Investment company registered under Section 8 of the Investment Company Act.
     (e)( )An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
     (f)( )An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
     (g)( )A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
     (h)( )A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
     (i)( )A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
     (j)( )Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check here. (X)

Item 4.    Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
     Item 1.

     (a)   Amount beneficially owned:    0
          --------------------------------------
           Daniel L. Mosley ("Mr. Mosley") is a trustee of the Blodgett 1989 Family Trust and the Helen W. Blodgett Trust, and in such capacity, Mr. Mosley has shared power to vote and dispose of the assets of each trust. The Blodgett 1989 Family Trust beneficially owns 141,607.2 shares of Common Stock and the Helen W. Blodgett Trust beneficially owns 33,159.3 shares of Common Stock. Mr. Mosley disclaims beneficial ownership of all shares of Common Stock held by the Blodgett 1989 Family Trust and the Helen W. Blodgett Trust.

     (b)   Percent of class:             0%
           -----------------------------------

     (c)   Number of shares as to which such person has:

     (i)   Sole power to vote or to direct the vote:     0
           ------------------------------------------------------
     (ii)  Shared power to vote or to direct the vote:   174,766.5
           ---------------------------------------------------------
     (iii) Sole power to dispose or to direct the disposition of:  0
           -----------------------------------------------------------
     (iv)  Shared power to dispose or to direct the disposition of: 174,766.5
           ------------------------------------------------------------------

Item 5.    Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.    Identification and Classification of Members of the Group.

     Not applicable.

Item 9.    Notice of Dissolution of Group.

     Not applicable.

Item 10.   Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     March 18, 1998
                                              ----------------------------
                                                         (Date)

                                                 /s/ Daniel L. Mosley
                                              ----------------------------
                                                       (Signature)

                                                    Daniel L. Mosley
                                              ----------------------------
                                                      (Name/Title)